POLYDEX PHARMACEUTICALS LIMITED
421 Comstock Road
Toronto, Ontario, Canada M1L 2H5

February 16, 2006

VIA EDGAR

Securities and Exchange Commission
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

RE:	Polydex Pharmaceuticals Limited
Form 10-K for Fiscal Year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended
April 30, 2005, July 31, 2005 and October 31, 2005
File No. 1-08366

Dear Mr. Rosenberg:

Set forth below are the responses of Polydex Pharmaceuticals Limited (the “Company”), to the comments relayed to our outside counsel telephonically by Mark Brunhofer on January 31, 2006, as further discussed with Mr. Brunhofer on February 6, 2006, relating to the above referenced Form 10-K for the Company’s fiscal year ended January 31, 2005 (the “Form 10-K”) and Forms 10-Q for the Company’s fiscal quarters ended April 30, 2005, July 31, 2005 and October 31, 2005 (the “Forms 10-Q”). For your convenience, each of the Staff’s comments is set forth herein (in italics), followed by the Company’s response.

Form 10-K/A for the year ended January 31, 2005

Financial Statements

Consolidated Statements of Cash Flows

1.
Please revise your disclosure with respect to the cash and cash equivalents balance from the business held for sale so that such amount on the Company’s Consolidated Statement of Cash Flows agrees with the cash and cash equivalents balance on the Company’s Consolidated Balance Sheet.

Response:

As discussed, in order to reconcile the Company’s Consolidated Statement of Cash Flows with the cash and cash equivalents balance on the Company’s Consolidated Balance Sheet, the Company proposes to revise its disclosure, as set forth in Exhibit A attached hereto, to present all cash held by the Company, including amounts previously included as Assets Subject to Sale Agreement, in the Cash and Cash Equivalents balance on the Company’s Consolidated Balance Sheet.

Notes to Consolidated Financial Statements

Note 12a. Sparhawk Laboratories, Inc., page 15

2.	Disclose the amount of the promissory note and the amount of deferred gain, including interest, deducted from this asset on the face of the Company’s Consolidated Balance Sheet.

Response:

The Company acknowledges this comment and agrees to amend the Form 10-K and the Forms 10-Q to disclose the amount of the promissory note and the amount of deferred gain, including interest, deducted from this asset on the face of the balance sheet, as set forth in Exhibit A attached hereto.

3.
Please revise your disclosure to specifically indicate how the Company will record interest income on the promissory note given that interest is due annually and may be paid in cash or deferred and added to the principal balance at the discretion of Sparhawk.

Response:

The Company proposes to amend financial statement note 12(a) to add specific disclosure addressing this issue as follows and as set forth in Exhibit A attached hereto: “On March 3, 2005, Sparhawk paid interest on the promissory note of $45,500 in cash. In fiscal year 2006 and subsequent fiscal years, should Sparhawk pay the interest due subsequent to year end, the amount of interest relating to the period up to January 31 will be accrued as interest receivable at the fiscal year-end. If interest is not paid on the anniversary date, no interest income will be recorded and the interest receivable amount will be fully provided for.”

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the responses above address the comments raised in the your comments relayed on January 31, 2006. Please do not hesitate to contact our primary outside counsel, Mark D. Guidubaldi, Esq., Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, IL 60661, (312) 902-5354 (phone), (312) 577-4536 (fax), if you have further questions.

Sincerely,

POLYDEX PHARMACEUTICALS LIMITED

\s\ George G. Usher

George G. Usher,
Chairman, President and Chief Executive Officer

cc: Mark D. Guidubaldi, Esq.

EXHIBIT A

Please see attached.

Polydex Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS
[Expressed in United States dollars]

As at January 31

	2005 $	2004 $

ASSETS [notes 9 and 10]
Current
Cash and cash equivalents [note 3][note 12[a]]	2,401,051	371,528
Trade accounts receivable [note 19]	922,267	503,864
Interest receivable [note 12[a]]	41,511	—
Inventories [note 4]	1,516,893	1,226,439
Prepaid expenses and other current assets	115,542	42,730
Deferred tax assets [note 14]	—	267,500
Assets subject to sale agreement [note 12[a]]	—	3,973,593

Total current assets	4,997,264	6,385,654
Property, plant and equipment, net [note 5]	3,124,185	3,248,342
Patents and intangible assets, net [note 6]	68,959	85,511
Investments available for sale [note 7]	1,909,305	—
Due from shareholder [note 8]	643,867	791,006
Promissory note [net of deferred gain of $350,000][note 12[a]]	—	—
Assets held for sale	12,085	—
Deferred tax assets [note 14]	56,208	—

	10,811,873	10,510,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	24,170	165,609
Accounts payable	463,579	515,092
Accrued liabilities	365,267	337,046
Customer deposits	97,859	100,925
Income taxes payable [note 14]	129,702	923
Liabilities subject to sale agreement [note 12[a]]	—	880,564
Current portion of long-term debt [note 10[a]]	46,353	281,015
Current portion of capital lease obligations [note 10[b]]	157,531	161,253
Current portion of due to shareholder [note 8]	21,385	—

Total current liabilities	1,305,846	2,442,427

Long-term debt [note 10[a]]	4,368	45,517
Capital lease obligations [note 10[b]]	169,344	284,950
Due to shareholder [note 8]	659,919	683,234
Deferred tax liabilities [note 14]	121,507	147,054

Total long-term liabilities	955,138	1,160,755

Total liabilities	2,260,984	3,603,182

Shareholders’ equity
Capital stock [notes 11 and 12[b]]
Authorized
100,000 Class A preferred shares of $0.10 each
899,400 Class B preferred shares of $0.0167 each
10,000,000 common shares of $0.0167 each
Issued and outstanding
899,400 Class B preferred shares	15,010	15,010
3,042,296 common shares [2004 - 3,027,796]	50,676	50,434
Contributed surplus	23,303,718	23,236,498
Deficit	(15,144,357)	(16,284,268)
Accumulated other comprehensive income (loss) [note 19]	325,842	(110,343)

Total shareholders’ equity	8,550,889	6,907,331

	10,811,873	10,510,513

See accompanying notes

Polydex Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
[Expressed in United States dollars]

Years ended January 31

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	1,139,911	(5,999)	(673,741)
Add (deduct) items not affecting cash
Depreciation and amortization	513,095	617,685	572,129
Imputed interest on long-term debt	14,648	25,760	33,177
Deferred income taxes	417,003	(414,594)	684,474
Loss on disposal of equipment	3,586	—	—
Gain on sale of veterinary products business [note 12[a]]	(1,859,471)	—	—
License fee charged to due from shareholder	81,179	60,239	68,276
Provision for due from Sparhawk Laboratories, Inc. [note 12[a]]	—	—	132,614
Options issued in exchange for services [note 11[b][i]]	14,212	12,370	—
Net change in non-cash working capital balances related to operations [note 15]	(634,514)	(74,036)	124,630

Cash provided by (used in) operating activities	(310,351)	221,425	941,559

INVESTING ACTIVITIES
Additions to property, plant and equipment and patents	(159,554)	(183,124)	(367,868)
Proceeds from sale of veterinary products business [note 12[a]]	4,599,218	—	—
Decrease in due from shareholder	65,960	129,908	48,713
Purchase of investments available for sale	(1,841,854)	—	—
Acquisition of minority interest [note 12[b]]	—	(5,860)	—
Proceeds from sale of equipment	5,148	—	—

Cash provided by (used in) investing activities	2,668,918	(59,076)	(319,155)

FINANCING ACTIVITIES
Repayment of long-term debt	(296,035)	(453,805)	(252,256)
Proceeds from long-term debt	5,383	—	—
Repayment of capital lease obligations	(167,531)	(126,703)	(73,599)
Increase (decrease) in due to shareholder	(1,930)	1,009	262
Increase (decrease) in bank indebtedness	(147,140)	165,609	(179,286)
Exercise of common share options	53,250	—	—

Cash used in financing activities	(554,003)	(413,890)	(504,879)

Effect of exchange rate changes on cash	224,959	342,321	39,805

Net increase in cash and cash equivalents during the year	2,029,523	90,780	157,330
Cash, beginning of year	371,528	280,748	123,418

Cash, end of year	2,401,051	371,528	280,748

Cash is comprised of the following
Cash [note 12[a]]	129,818	371,528	280,748
Cash equivalents	2,271,233	—	—

	2,401,051	371,528	280,748

See accompanying notes

Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

12.	VETERINARY LABORATORIES, INC.

[a]	Sparhawk Laboratories, Inc.

In 1992, Veterinary Laboratories, Inc. [“Vet Labs”] and Sparhawk Laboratories, Inc. [“Sparhawk”] entered into the Vet Labs - Sparhawk Joint Venture [the “Joint Venture”] for the manufacture and sale of veterinary pharmaceutical products.  Vet Labs and Sparhawk each owned 50% of the Joint Venture.  The Company controlled the Joint Venture through its control of the Joint Venture Policy Committee and therefore consolidated its assets, liabilities, revenue and expenses in these consolidated financial statements until March 4, 2004.  The Company had funded the Joint Venture’s losses since 1992 and, accordingly, has recorded 100% of these cumulative losses in the consolidated financial statements.

On January 13, 2004, the Company entered into an Asset Purchase Agreement with Sparhawk.  Pursuant to this Asset Purchase Agreement, the Company agreed to sell the finished product veterinary pharmaceutical business, including substantially all of the assets of Vet Labs, to Sparhawk for $5,500,000 in cash. Effective March 4, 2004, this sale was completed.  Simultaneously, on March 4, 2004, Chemdex, Inc. [“Chemdex”], a wholly-owned subsidiary of the Company, advanced $350,000 to Sparhawk in exchange for a promissory note bearing interest at 13% per annum and a warrant to purchase 4% of the equity of Sparhawk for no additional consideration.  The promissory note is due in full on March 4, 2009.  Interest is payable annually on the anniversary date, but can be deferred and added to the principal balance of the promissory note each year at Sparhawk’s discretion. At January 31, 2005, interest of $41,511 was accrued and reported as interest receivable on the balance sheet.  On March 3, 2005, Sparhawk paid interest on the promissory note of $45,500 in cash. In fiscal year 2006 and subsequent fiscal years, should Sparhawk pay the interest due subsequent to year end, the amount of interest relating to the period up to January 31 will be accrued as interest receivable at the fiscal year-end. If interest is not paid on the anniversary date, no interest income will be recorded and the interest receivable amount will be fully provided for. The warrant expires at the earlier of payment in full of the promissory note or 10 years from date of issue.  The warrant becomes exercisable the day after the fifth anniversary from the date of issue.  Pursuant to a definitive supply agreement [the “Supply Agreement”] entered into on March 4, 2004, Chemdex agreed to supply ferric hydroxide and hydrogenated dextran solution to Sparhawk on an exclusive basis in the United States for 10 years.  Chemdex also granted to Sparhawk an exclusive license to use the drug master file to manufacture 10% bulk Iron Dextran for veterinary use, and the use of certain equipment during the 10-year period of the Supply Agreement.  Pursuant to definitive agreements, the Company made customary representations, warranties and indemnities and agreed to a full release of all claims against Sparhawk arising from the Joint Venture litigation.  Similarly, Sparhawk agreed to a full release of all claims against the Company arising from the Joint Venture litigation.

The sale resulted in a gain of $2,209,471, of which $1,859,471 was recognized in the consolidated statements of operations and $350,000 was deferred.  The deferred gain of $350,000 is a result of the promissory note receivable from Sparhawk as Sparhawk is thinly capitalized and highly leveraged.  The Company will monitor the financial position of Sparhawk and will recognize this deferred gain at such time as Sparhawk’s cash flows from operations are sufficient to fund debt service on a full accrual basis.

Assets (excluding cash of $312,000 which is included in cash and cash equivalents on the balance sheet) that were included in the disposal were reclassified to assets subject to sale agreement in the accompanying consolidated balance sheets as at January 31 and are as follows:

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Polydex Pharmaceuticals Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in United States dollars except where otherwise noted]

January 31, 2005

	2005	2004
	$	$

Assets subject to sale agreement
Trade accounts receivable	—	536,868
Inventories	—	1,466,873
Prepaid expenses and other current assets	—	84,786
Land and building	—	1,459,681
Machinery and equipment	—	136,258
Patents and intangible assets	—	56,627
Deferred income taxes	—	232,500

	—	3,973,593

Liabilities that were assumed by the purchaser were reclassified to liabilities subject to sale agreement in the accompanying consolidated balance sheets as at January 31 and are as follows:

	2005	2004
	$	$

Liabilities subject to sale agreement
Accounts payable	—	584,644
Accrued liabilities	—	175,654
Due to Sparhawk Laboratories, Inc.	—	101,453
Customer deposits	—	18,813

	—	880,564

As described in note 10[a], long-term debt of the Company included an amount due under a share value guarantee which arose upon the acquisition of Vet Labs in 1992 [note 12[c]].  This share value guarantee was collateralized by the assets of Vet Labs including the land and building.  To release the charge against the Vet Labs assets, this share value guarantee had to be paid in full.  This payment of $225,353 was made on March 4, 2004 from the sale proceeds.

The Joint Venture operations comprised substantially all of the operations of the Chemdex segment [note 17]. Legal and receiver costs relating to the Joint Venture were included in general and administrative expense on the consolidated statements of operations.

During the year ended January 31, 2003, an amount due from Sparhawk of $132,614 was fully provided for and included in gernaral and administrative expense.

[b]	Acquisition of minority interest

On September 19, 2003, Chemdex redeemed all of the common shares held by the 10% minority interest shareholder, which resulted in the Company controlling 100% of the issued and outstanding shares of Chemdex.  The redemption amount was $146,500, which is to be

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